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                            November 15, 2023

       Karl L. Hanneman
       Chief Executive Officer
       International Tower Hill Mines Ltd.
       506 Gaffney Road, Suite 200
       Fairbanks, AK 99701

                                                        Re: International Tower
Hill Mines Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed November 2,
2023
                                                            File No. 333-273881

       Dear Karl L. Hanneman:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-3 filed November 2, 2023

       About International Tower Hill Mines Ltd, page 1

   1. We note your disclosure on page 1 indicating the company has measured and indicated
                                                        mineral resources of
704.5 million tonnes, which appears to coincide with the
                                                        quantification of
measured and indicated resources - inclusive of reserves, that the qualified person
elected to include in the technical report summary (TRS) pursuant to Item

601(b)(96)(iii)(B)(11)(ii), and we see that you have similar disclosure on page 47 of your annual report.

                                                        However,
notwithstanding inclusion in the TRS, the disclosures of resources that you provide in the
registration statement and annual report should be limited to mineral resources - exclusive
of reserves, to comply with Item 1303(b)(3)(ii) and Item 1304(d)(2)
                                                        of Regulation S-K.
Please revise your summary disclosures to quantify reserves separately from resources -
exclusive of reserves, and to remove disclosures of resources - inclusive of reserves.
 Karl L. Hanneman
International Tower Hill Mines Ltd.
November 15, 2023
Page 2

      Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Daniel Morris, Legal
Branch Chief, at 202-551-3314 with any questions.



                                                         Sincerely,
FirstName LastNameKarl L. Hanneman
                                                         Division of
Corporation Finance
Comapany NameInternational Tower Hill Mines Ltd.
                                                         Office of Energy &
Transportation
November 15, 2023 Page 2
cc:       David Crandall
FirstName LastName